UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date: November 9, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD.

Interim Consolidated Financial Statements - unaudited
(Thousands of United States dollars)
For the three and nine months ended September 30, 2009 and 2008

Investor Relations
866-687-6263 Toll Free
www.minefinders.com

MINEFINDERS CORPORATION LTD.
Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	September 30,	December 31,
	2009	2008
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents	$73,799	$26,018
Receivables (note 4)	2,929	4,266
Inventory (note 5)	23,891	12,494
Prepaid expenses	1,074	792
	101,693	43,570

Mineral property, plant and equipment (note 6)	220,412	228,252

	$322,105	$271,822

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$11,502	$8,739
Current portion of long-term debt (note 7)	-	10,000
	11,502	18,739

Long-term debt (note 7)	119,873	115,364

Asset retirement obligation (note 8)	2,415	1,913

Shareholders’ equity:
Capital stock (note 9)	269,234	210,569
Equity portion of convertible notes (note 7)	27,366	27,366
Contributed surplus (note 9)	20,501	18,053
Deficit	(133,855)	(125,251)
Accumulated other comprehensive income	5,069	5,069
	188,315	135,806

Nature of operations (note 1)
Commitments and contingencies (note 10)
Subsequent events (notes 9 and 11)

	$322,105	$271,822

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Revenue	$24,053	$-	$47,378	$-

Expenses:
Operating expenses (note 5)	14,526	-	26,865	-
Royalties	703	-	1,398	-
Amortization and depletion	3,621	69	6,943	251
Accretion of asset retirement obligation	41	30	116	91
Exploration	1,694	1,327	3,182	4,435
Corporate administration	2,064	2,250	6,089	5,858
Stock-based compensation	-	-	3,387	2,805
	22,649	3,676	47,980	13,440

Earnings (loss) from operations	1,404	(3,676)	(602)	(13,440)

Other income (expense):
Interest and other income	17	46	206	633
Interest expense and finance fees	(1,375)	(1,525)	(4,428)	(3,675)
Accretion of convertible note discount	(1,527)	(1,359)	(4,509)	(4,057)
Foreign exchange gain (loss)	814	(250)	729	495
	(2,071)	(3,088)	(8,002)	(6,604)

Net loss and comprehensive loss for the period	$(667)	$(6,764)	$(8,604)	$(20,044)

Loss per share - basic and diluted	$(0.01)	$(0.14)	$(0.15)	$(0.40)

Weighted average shares outstanding	59,281,684	49,805,760	59,126,602	49,657,920

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Expressed in thousands of United States dollars, except share amounts)

			Equity			Accumulated
			portion of			other
		Capital	convertible	Contributed		comprehensive
	Shares	stock	notes	surplus	Deficit	income	Total

Balance, December 31, 2007	49,507,524	$175,817	$27,366	$15,299	$(96,131)	$5,069	$127,420
Exercise of stock options	269,432	3,242	-	(980)	-	-	2,262
Stock-based compensation	-	-	-	3,734	-	-	3,734
Share-based payment	30,000	386	-	-	-	-	386
Issue of common shares for cash, net of share issue costs	9,200,000	31,124	-	-	-	-	31,124
Net loss	-	-	-	-	(29,120)	-	(29,120)

Balance, December 31, 2008	59,006,956	210,569	27,366	18,053	(125,251)	5,069	135,806
Exercise of stock options	209,576	2,004	-	(939)	-	-	1,065
Exercise of warrants	500	2	-	-	-	-	2
Stock-based compensation	-	-	-	3,387	-	-	3,387
Issue of common shares for cash, net of share issue costs	6,200,000	56,659	-	-	-	-	56,659
Net loss	-	-	-	-	(8,604)	-	(8,604)

Balance, September 30, 2009	65,417,032	$269,234	$27,366	$20,501	$(133,855)	$5,069	$188,315

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars)

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Cash provided by (used in):

Operations:
Net loss for the period	$(667)	$(6,764)	$(8,604)	$(20,044)
Items not involving cash:
Amortization and depletion	3,621	69	6,943	251
Accretion of asset retirement obligation	41	30	116	91
Accretion of convertible notes discount	1,527	1,359	4,509	4,057
Unrealized foreign exchange loss (gain)	(733)	67	(1,091)	231
Stock option compensation	-	-	3,387	2,805
Acquisition costs written off	-	-	-	12
Changes in non-cash working capital balances:
Receivables	(212)	(1,425)	1,337	2,767
Inventory	(1,281)	1,223	(8,941)	262
Prepaid expenses	(591)	(583)	(282)	(360)
Accounts payable and accrued liabilities	1,543	2,339	2,763	1,531
	3,248	(3,685)	137	(8,397)

Investments:
Mineral property, plant and equipment	(2,778)	(19,502)	(1,173)	(55,077)

Financing:
Net proceeds from issue of common shares	56,713	106	57,726	2,262
Drawdown of revolving credit facility	-	22,000	4,500	43,000
Repayment of revolving credit facility	(5,500)	-	(14,500)	-
	51,213	22,106	47,726	45,262

Effect of exchange rates on cash and cash equivalents	733	(67)	1,091	(231)

Increase (decrease) in cash and cash equivalents	52,416	(1,148)	47,781	(18,443)

Cash and cash equivalents, beginning of period	21,383	3,640	26,018	20,935

Cash and cash equivalents, end of period	$73,799	$2,492	$73,799	$2,492

Supplementary information:
Interest paid	$436	$125	$3,526	$2,303
Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	159	41	386	41
Stock option compensation deferred to mineral property, plant and equipment	-	29	-	929
Share-based payment	-	-	-	386

See accompanying notes to interim consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

1.	Nature of operations:

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has completed the construction of its 100% owned Dolores gold and silver project in Mexico and commenced commercial production of gold and silver on May 1, 2009. In these financial statements, development costs, net of incidental revenues, incurred in the construction and commissioning of the Dolores Mine have been capitalized to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Basis of presentation:

The unaudited interim consolidated financial statements are stated in thousands of United States Dollars (US dollars) and have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) on a basis consistent with preparation of the December 31, 2008 audited annual consolidated financial statements, except as disclosed in note 3 below. The accounting principles in these unaudited interim consolidated financial statements conform, in all material respects, with those generally accepted in the United States (US GAAP) except as disclosed in note 12.

These unaudited interim consolidated financial statements may not include all information and note disclosures required by Canadian GAAP for annual financial statements, and should be read in conjunction with the December 31, 2008 audited consolidated financial statements.

Certain comparative figures have been reclassified to conform to current presentation.

3.	Changes in accounting policies:

Effective January 1, 2009, the Company adopted the new CICA guidelines of Section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the interim consolidated financial statements.

Effective May 1, 2009, with the commencement of commercial production at the Dolores mine, the Company recognizes revenue in the statement of operations. Revenue is earned primarily from the sale of gold and silver. Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the purchaser and collection is reasonably secured.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

3.

Changes in accounting policies (continued):

Effective May 1, 2009, with the commencement of commercial production at the Dolores mine, the Company has incurred costs during the production phase to remove overburden and other mine waste material in order to access the ore body (“stripping costs”). During the production phase of a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory produced during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods and would not have otherwise been accessible, which are capitalized to the mineral property. Capitalized stripping costs incurred during the production phase are depleted on a unit-of-production method over the reserves that directly benefit from the specific stripping activity (Note 6 (c)).

4.

Receivables:

Of the $2,929 in receivables (December 31, 2008 - $4,266), $2,447 (December 31, 2008 - $3,864) is value added tax (VAT) paid in Mexico on goods and services primarily at the Dolores Mine. The VAT receivable is refundable from the Mexican tax authorities.

5.	Inventory:

	September 30,	December 31,
	2009	2008

Supplies	$5,425	$3,261
Ore stockpiles	1,482	359
Work in process	16,652	8,465
Finished goods	332	409
	$23,891	$12,494

The operating expenses balance on the statement of operations is comprised of the following:

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Change in inventory	$(937)	$-	$751	$-
Mining costs	6,553	-	11,096	-
Processing costs	5,241	-	8,835	-
General and administrative costs	3,669	-	6,183	-
	$14,526	$-	$26,865	$-

Amortization and depletion allocated to inventory is included in amortization and depletion expense in the statement of operations when related inventory is sold. For the three and nine months ended September 30, 2009, $3,579 and $6,810 respectively of inventoried amortization and depletion (three and nine months ended September 30, 2008 - $nil) has been charged to amortization and depletion expense on the statement of operations.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

6.	Mineral property, plant and equipment:

Net carrying costs are as follows:

				Accumulated
	Mineral property	Development	Plant and	amortization
September 30, 2009	acquisition costs	costs	equipment	and depletion	Total

Dolores Mine, Mexico	$9,675	$97,625	$129,352	$(16,774)	$219,878
Northern Sonora, Mexico	327	-	64	(44)	347
Nevada properties, United States	99	-	260	(212)	147
Other	-	-	196	(156)	40

	$10,101	$97,625	$129,872	$(17,186)	$220,412

				Accumulated
	Mineral property	Development	Plant and	amortization
December 31, 2008	acquisition costs	costs	equipment	and depletion	Total

Dolores Mine, Mexico	$9,675	$100,941	$123,515	$(6,422)	$227,709
Northern Sonora, Mexico	327	-	62	(40)	349
Nevada properties, United States	99	-	253	(210)	142
Other	-	-	194	(142)	52

	$10,101	$100,941	$124,024	$(6,814)	$228,252

Mineral properties, plant and equipment relate to the following:

(a)	Mexican properties:

	(i)	Dolores Mine:

The Dolores Mine is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return (NSR) royalties totaling 3.25% on gold and 2% on silver. Commercial production of gold and silver at the Dolores Mine commenced on May 1, 2009.

	(ii)	Sonora properties:

The Company has a 100% interest in the mineral rights to 33 mineral concessions totaling 120,000 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $300, escalating each year. Should the properties be put in production, payments or royalties, as applicable, will be due to these landowners.

(b)

United States properties:

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie property, located in Nevada. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

6.	Mineral properties, plant and equipment (continued):

(c)	Capitalized stripping costs:

Development costs include capitalized stripping costs. The net carrying value and changes in the carrying value are as follows:

	September 30,	December 31,
	2009	2008

Balance, beginning of period	$-	$-
Capitalized stripping costs incurred	875	-
Depletion	-	-
Balance, end of period	$875	$-

7.	Long-term debt:

	September 30,	December 31,
	2009	2008

Convertible notes (a)	$69,873	$65,364
Scotia Capital revolving credit facility (b)	50,000	60,000
Balance of long-term debt	119,873	125,364
Less current portion (b)	-	10,000
	$119,873	$115,364

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes, less $27,366 which is classified as equity, are classified as a liability. As a result, the carrying value of the note liability ($69,873) is lower than its face value. The $27,366 equity component represents the fair value of the conversion feature net of $993 in issue costs. The difference between the $69,873 carrying value and the face value of $85,000 is $15,127, and is characterized as the note discount. This difference is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Based on a market rate of 16% (including a credit risk adjustment applicable to the Company), the fair value of the debt component is $65,486 as at September 30, 2009 (December 31, 2008 - $63,046).

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

7.	Long-term debt (continued):

(a)	Continued:

	September 30,	December 31,
Convertible notes, liability component	2009	2008

Balance, beginning of period	$65,364	$59,965
Accretion of note discount for the period	4,509	5,399

Balance, end of period	$69,873	$65,364

Convertible notes, equity component	$27,366	$27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50,000 revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (BNS). The facility is available for drawdown in US or Canadian dollars at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The Company has the ability to repay the principal in part or in its entirety at any time without penalty. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. The carrying values of these pledged assets total $243,769 which is comprised of inventories, mineral property, plant and equipment at Dolores.

As at September 30, 2009, a total of $50,000 (December 31, 2008 - $60,000) was outstanding on the credit facility. Based on a market rate of LIBOR plus 450 basis points (includes a credit risk adjustment applicable to the Company), the fair value of the $50,000 three year term credit facility at September 30, 2009 is $48,513 (December 31, 2008 - $47,613).

8.	Asset retirement obligation:

The Company’s environmental permit requires that it reclaim any land it disturbs during mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2009 to be $2,415 (December 31, 2008 - $1,913). The present value of the future reclamation obligation assumes a discount rate of 7.65%, an inflation rate of 2.5%, an undiscounted amount to settle the obligation of $6,650 and the commencement of reclamation activities in 13.75 years.

	September 30,	December 31,
	2009	2008

Balance, beginning of period	$1,913	$1,644

Liabilities incurred in the period	386	145
Accretion expense	116	124

Balance, end of period	$2,415	$1,913

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

9.	Shareholders’ equity:

At September 30, 2009 the Company had unlimited authorized common shares and 65,417,032 shares outstanding (December 31, 2008 - 59,006,956). All per share amounts below are in Canadian dollars which at September 30, 2009 is equivalent to 0.92110 US dollars.

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56,695. Subsequent to September 30, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3,326.

(a)	Share purchase warrants:

In December 2008, the Company issued 9,200,000 units at a price of CDN$4.35 per unit. Each unit consisted of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company, at a price of CDN$5.00 per common share, on or before December 31, 2011. Of the 4,600,000 warrants issued as part of the offering, 4,599,500 were outstanding and exercisable at September 30, 2009.

(b)	Stock options:

The number of shares available for grant under the Company’s stock option plan (the Plan) is 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price of an option may not be less than the closing trading price of the Company’s common shares on the last trading date immediately preceeding the date on which the option is granted. At September 30, 2009, 754,479 shares were available for future grants under the Plan.

		Weighted
	Number	average exercise
	of options	price (CDN$)

Outstanding at December 31, 2007	4,198,000	$9.26

Granted	765,000	10.65
Cancelled	(720,000)	10.74
Exercised for cash	(250,000)	9.12
Exercised - cashless	(35,000)	5.64

Outstanding at December 31, 2008	3,958,000	9.30

Granted	765,000	9.76
Cancelled	(100,000)	11.27
Exercised for cash	(143,500)	8.44
Exercised - cashless	(525,000)	8.74

Outstanding at September 30, 2009	3,954,500	$9.44

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

9.	Shareholders’ equity (continued):

(b)	Stock options (continued):

Of the 668,500 options exercised during the nine months ended September 30, 2009, 525,000 vested options were exercised by the holders in exchange for the issue of 66,076 common shares by way of a cashless stock option exercise. The Company accounted for the 458,924 shares not issued on exercise of the options as a deemed re-purchase of these shares at the market value on the date of exercise and recognized $688, being the excess of their carrying value over the deemed cost, as a credit to contributed surplus.

All options granted and outstanding as at September 30, 2009 were fully exercisable on the various grant dates.

At September 30, 2009, the following stock options were outstanding and exercisable.

	Exercise price
Number	(CDN$)	Expiry date

279,500	5.64	July 12, 2010
930,000	9.00	May 15, 2011
80,000	8.76	November 1, 2011
5,000	10.94	January 19, 2012
95,000	12.46	March 12, 2012
1,075,000	9.57	September 5, 2012
60,000	11.10	February 7, 2013
665,000	10.58	May 7, 2013
765,000	9.76	May 7, 2013
3,954,500

(c)	Stock option compensation:

Compensation expense is determined using the Black-Scholes option pricing model. No options were granted during the three months ended September 30, 2009 (2008 – nil). The Company granted 765,000 options during the nine months ended September 30, 2009 (2008 - 765,000). The weighted average assumptions used in calculating the expense of options granted were: risk-free interest rate - 1.98% (2008 - 3.13%), expected volatility - 67% (2008 - 50%) and expected life of the option - 47 months (2008 - 56 months). The weighted average grant-date fair value of options granted during the nine months ended September 30, 2009 CDN$5.04 (2008 - CDN$4.79).

	Three months		Nine months
	ended September 30,		ended September 30,
	2009	2008	2009	2008

Compensation expense for the period:
Charged to income	$-	$-	$3,387	$2,805
Capitalized to mineral property, plant and equipment	-	29	-	929

	$-	$29	$3,387	$3,734

Total stock-based compensation was credited to contributed surplus.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

10.	Commitments and contingencies:

The Company has entered into operating leases for office premises that provide for minimum lease payments totaling $80 over the next twelve months, excluding extensions.

11.	Subsequent event:

Subsequent to September 30, 2009, the Company reached a settlement with Ausenco International PTY of Brisbane, Australia and a related company, Ausenco Americas LLC (collectively, “Ausenco”) concerning a binding arbitration process that commenced in May, 2008 related to the construction of the Dolores mine. The settlement agreement resolves and terminates all other claims, causes of action, rights and other remedies that Minefinders and Ausenco have or may have against each other that were contemplated by the arbitration.

As a result of the settlement, the Company will record a net recovery of $6,030 as a reduction to mineral property, plant and equipment in the fourth quarter.

12.	United States generally accepted accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. These principles differ in some respects from US GAAP. The effect of such differences on the Company's consolidated financial statements is set out below:

(a)

Mineral properties and start-up activities:

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,511, net of depletion of $165, expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, pre-commercial operating costs, net of incidental revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these costs are expensed. As a result of this difference, the net loss under US GAAP for the nine months ended September 30, 2009 includes sales of $18,734 and operating expenses of $15,745 (including amortization and depletion of $3,740) which were deferred for Canadian GAAP. In addition, under Canadian GAAP the sales and operating expenses capitalized are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(a)

Mineral properties and start-up activities (continued):

As at September 30, 2009, $1,434 remains capitalized for Canadian GAAP purposes (December 31, 2008 - $4,437).

On October 1, 2008, with the commencement of commercial production for US GAAP, stripping costs incurred during the production phase of a mine are included in earnings in the period they are incurred. Therefore, additions to the deferred stripping cost balance capitalized under Canadian GAAP are charged to earnings as incurred for US GAAP. For the three and nine months ended September 30, 2009, $875 of stripping costs which were capitalized under Canadian GAAP, were expensed under US GAAP. In addition, under Canadian GAAP the stripping costs are classified as cash flows provided by investing activities whereas under US GAAP these amounts are classified as cash flows provided by operating activities.

(b)

Convertible notes:

Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting standard related to accounting for convertible debt instruments that may be settled in cash upon conversion which applies to the Company’s convertible notes. The new accounting standard requires that the proceeds from the certain convertible instruments issuance be allocated between the liability component and the embedded conversion option in a manner that reflects interest cost at the interest rate of similar nonconvertible debt. To allocate the proceeds in this manner, the Company is required to first determine the carrying amount of the liability component based on the fair value of a similar liability (excluding the embedded conversion option). The difference between the proceeds and the fair value of the liability is then ascribed to the embedded conversion option and recognized in equity. The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized as interest cost over the instrument’s expected life using the effective interest method.

The new accounting standard has been retrospectively applied to prior periods for US GAAP purposes. Prior period amounts have been adjusted. As a result, for US GAAP purposes at December 31, 2008, the convertible note liability decreased by $18,215, the equity portion of convertible notes increased by $27,366, the deficit increased by $804, mineral property, plant and equipment increased by $8,921, and deferred financing costs decreased by $574. In addition, the net loss for the three and nine months ended September 30, 2008 decreased by $167 and $500, respectively.

As a result of the retrospective adoption of the new accounting standard, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for convertible notes for the periods presented, except for $1,066 of issue costs, net of amortization, attributable to the liability component of the convertible notes that are included in the carrying value of the liability under Canadian GAAP and are included in assets under US GAAP.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(c)

Interest expense:

Under Canadian GAAP, the Company has elected to expense the accretion on the convertible note discount and the interest on the convertible notes and revolving credit facility to earnings whereas under US GAAP interest incurred prior to commercial production, which commenced on October 1, 2008 for US GAAP purposes, is capitalized to development costs. As a result, mineral property, plant and equipment has been increased by $16,344 and amortization for the three and nine months ended September 30, 2009 would have been higher by $160 and $560 respectively. In addition, under Canadian GAAP interest on the convertible notes and revolving credit facility is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities prior to commencement of commercial production.

(d)

Warrants:

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as equity. Effective January 1, 2009, for US GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative US GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as a derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

The new accounting guidance has been applied to warrants outstanding as of January 1, 2009 with the cumulative effect of adoption recognized as an adjustment to opening retained earnings for US GAAP purposes. Prior period comparative amounts have not been restated. As a result, for US GAAP purposes at January 1, 2009, the deficit increased by $2,745, a derivative liability of $9,034 was recorded and the original warrant amount included in equity of $6,289 was reversed. For the three months ended September 30, 2009, the mark-to-market loss on these share purchase warrants was $9,073. For the nine months ended September 30, 2009, the mark-to-market loss was $15,962. The fair value of the warrants of $24,996 as at September 30, 2009, is based on the quoted market value of these warrants.

(e)

Stock option compensation:

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. All options outstanding at September 30, 2009 are fully vested. Stock-based compensation expensed for the period has been charged to general and administrative expenses under US GAAP.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(e)

Stock option compensation (continued):

The total intrinsic value of options exercised during the three and nine months ended September 30, 2009 was $16 and $590 (2008 - $1,134 and $973, respectively). The total intrinsic value and weighted average contractual term of vested options at September 30, 2009 is $7,330 and 3 years.

(f)	The effect of the above on the financial statements for the three and nine months ended September 30 is as follows:

	Three months		Nine months
	ended September 30,		ended September 30,
Statements of Operations and Deficit	2009	2008	2009	2008

Net loss per Canadian GAAP	$(667)	$(6,764)	$(8,604)	$(20,044)
Adjustments related to:
Start-up activities (a)	-	-	2,989	-
Amortization of start-up activities (a)	14	-	14	-
Amortization of mineral property costs (a)	93	-	165	-
Deferred stripping (a)	(875)	-	(875)	-
Capitalized interest and accretion of convertible notes (c)	-	2,701	-	7,498
Amortization of capitalized interest (c)	(160)	-	(560)	-
Mark-to-market gain (loss) on warrants (d)	(9,073)	-	(15,962)	-
	(10,001)	2,701	(14,229)	7,498

Net loss and comprehensive loss per US GAAP	$(10,668)	$(4,063)	$(22,833)	$(12,546)

Net loss per share, basic and diluted	$(0.18)	$(0.08)	$(0.39)	$(0.21)

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(f)	Continued:

		December 31,
	September 30,	2008
Balance Sheets	2009	(as adjusted - note 12(b))

Assets per Canadian GAAP	$322,105	$271,822
Adjustments related to:
Mineral property costs (a)	(9,511)	(9,676)
Start-up activities (a)	(1,434)	(4,437)
Deferred Stripping (a)	(875)	-
Capitalized interest and accretion of convertible notes (c)	16,344	16,904
Convertible note issue costs (b)	1,066	1,421
	5,590	4,212

Assets per US GAAP	$327,695	$276,034

Liabilities per Canadian GAAP	$133,790	$136,016
Adjustments related to:
Convertible note issue costs (b)	1,066	1,421
Warrants (d)	24,996	-
	26,062	1,421

Liabilities per US GAAP	$159,852	$137,437

Shareholders’ equity per Canadian GAAP	$188,315	$135,806
Adjustments related to:
Mineral property costs (a)	(9,511)	(9,676)
Start-up activities (a)	(1,434)	(4,437)
Deferred stripping (a)	(875)	-
Capitalized interest and accretion of convertible notes (c)	16,344	16,904
Warrants (d)	(24,996)	-
	(20,472)	2,791

Shareholders’ equity per US GAAP	$167,843	$138,597

(g)	Income taxes:

For US GAAP purposes, the Company recognizes tax positions if it is more likely than not that the tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The Company measures a tax position at the largest amount of benefit that is greater than 50 percent likely of being received upon settlement.

US GAAP requires that interest expense and penalties related to unrecognized tax benefits be recognized in the statement of operations. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, the amounts will be classified as income tax expense.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(g)

Income taxes (continued):

The Company files income tax returns in Canada, the United States, Barbados, and Mexico. Years ranging from 2001 through 2008, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

There is no difference between the financial position, results of operations and cash flows under Canadian GAAP and US GAAP from accounting for uncertain tax positions for the periods presented.

(h)

New accounting pronouncements:

On July 1, 2009, the FASB launched its Accounting Standards Codification (ASC). Pursuant to FASB Statement No. 168, The FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending after September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company. The FASB has issued a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation and disclosure purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

The FASB has issued a new accounting standard related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

MINEFINDERS CORPORATION LTD.
Notes to Interim Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

Three and nine months ended September 30, 2009 and 2008

12.	United States generally accepted accounting principles (continued):

(h)

New accounting pronouncements (continued):

The FASB has issued a new accounting standard related to interim disclosures about fair value of financial instruments which require disclosures about fair value of financial instruments for interim reporting periods. The new standard is effective for interim periods ending after June 15, 2009. The Company reviewed the impact of the new standard and has included the required disclosure in these unaudited interim consolidated financial statements where applicable.

The FASB has issued a new accounting standard related to recognition and presentation of other- than-temporary investments which revises how other than temporary impairment is determined and measured for debt securities and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

Minefinders Corporation Ltd. Management’s Discussion and Analysis September 30, 2009

This discussion and analysis is for the three-month and nine-month periods ended September 30, 2009, with comparisons to 2008. Unless otherwise noted, all information is current to November 5, 2009, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the unaudited interim consolidated financial statements of Minefinders Corporation Ltd. (“Minefinders” or the “Company” or “we” or “our”) for the three-month and nine-month periods ended September 30, 2009 (the “Financial Statements”) and should be read together with the Financial Statements.

Additional information, including our Annual Information Form for the year ended December 31, 2008, is available on SEDAR at www.sedar.com.
Company Overview

Minefinders is engaged in precious metals mining and exploration. Commercial production of gold and silver commenced May 1, 2009 at our wholly-owned Dolores Mine in Mexico. Pre-commercial production commenced at Dolores in November 2008. The Dolores Mine has a well defined mineral deposit containing proven and probable reserves of 2.44 million ounces of gold and 126.6 million ounces of silver (at December 31, 2008) with exploration upside and an initial open pit mine life of over 15 years. There is potential to expand production through the addition of a mill to enhance recoveries from high-grade ore in the open pit and from underground ore below, and peripheral to, the planned pit.

Minefinders also has exploration properties in Mexico and the United States at various stages of advancement, including the La Bolsa gold deposit containing over 360,000 ounces of gold in measured and indicated resources, prospective silver prospects at Planchas de Plata and Real Viejo and three new highly prospective properties all in Sonora, Mexico. Drilling is continuing at La Bolsa to better understand the size potential and nature of the resource and a pre-feasibility study is in process to evaluate the economics of developing the deposit.

Minefinders’ shares are traded on the Toronto Stock Exchange (symbol MFL) and on the NYSE Amex (symbol MFN).
Third Quarter and 2009 to date Highlights
Production

•

Third quarter gold production of 18,799 ounces, compared with 23,336 ounces in the second quarter of 2009 and 14,169 ounces in the first quarter of 2009.

•

Third quarter silver production of 318,878 ounces, compared with 419,946 ounces in the second quarter of 2009 and 282,429 ounces in the first quarter of 2009.

•

An increase in average crusher throughput to 16,000 tonnes stacked per day in September and 17,700 tonnes stacked per day in October 2009 as a result of screen remediation work conducted in July and August.

•

Relocation of the old Dolores village completed, allowing access to the Phase II area of the deposit where pre-stripping activities are underway.

Financial
• Third quarter sales proceeds of $24.1 million, compared with $26.0 million in the second quarter of 2009 and $16.1 million in the first quarter of 2009.

•

Net repayment of $10 million on the revolving credit facility during 2009 to September 30 with additional payments totalling $31.5 million made subsequent to September 30, 2009.

•

Positive operating cash flow after changes in non-cash working capital of $3.2 million on a consolidated basis achieved in the third quarter of 2009, and positive operating cash flow of $0.1 million in the nine-month period.

•

Completion of bought deal financing for gross proceeds of CDN$66.0 million during the third quarter and closing of over-allotment option in October 2009 for additional gross proceeds of CDN$3.7 million.

•

Working capital of $90.2 million at September 30, 2009, up from $31.5 million at June 30, 2009 and from $24.8 million at December 31, 2008.

•

Reached a settlement concerning the previously reported binding arbitration process that commenced in May 2008.

Exploration and Development

•

Significant expansion of the mineralized zone at the La Bolsa property as a result of the 2009 drill program.

•

Completed an updated resource model for the La Bolsa property with the National Instrument 43-101 compliant technical report filed on October 21, 2009.

•

Commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property with results expected to be available in a NI 43-101 compliant technical report in the first quarter of 2010.

•

Commenced work on a pre-feasibility study of the economic viability of the addition of a mill at the Dolores Mine with results expected to be available in early 2010.

•

Initiated an exploration drill program at Dolores to expand on previously identified mineralized zones peripheral to and beneath the open pit resource.

Outlook
2009 Production and Cash Costs

Minefinders has revised its previously reported 2009 production outlook to approximately 1.4 million ounces of silver and 80,000 ounces of gold at cash operating costs of between $520 and $530 per gold-equivalent ounce assuming a 71 to one silver to gold ratio.

The production outlook revision is a result of the negative effect of the lower than expected crusher throughput in July and August and lower gold and silver grades realized during the period. Subsequent to September 30, 2009, crusher throughput increased to near the planned rate of 18,000 tonnes per day. In addition, Minefinders successfully completed the relocation of the remaining residents from all areas that will be affected by future mining operations. Pre-stripping to expose the higher-grade central dome area of the deposit is well advanced and first access to this higher grade ore is expected in November. The significant increase in crusher throughput and access to the heart of the Dolores deposit is expected to increase production going forward and reduce operating cash costs.

Operating cash cost per ounce is determined on a sales basis and excludes royalties. See the Non-GAAP Measure section on page 18 of this MD&A for further discussion of operating cash costs.

Dolores Mine

Minefinders has commenced work on a pre-feasibility study regarding the economic benefit of adding a mill to the Dolores Mine. The mill would treat high-grade ore from the open pit, process additional underground ore and increase production capacity. The study is scheduled for completion in early 2010.

Management’s Discussion & Analysis	2	Minefinders Corporation Ltd.

The current open-pit mine plan and Dolores Mine economics do not take into account significant high-grade gold mineralization that occurs below and up to one kilometer peripheral to the open pit or the potential increased gold and silver production that would result from processing high-grade open pit ore through a mill. Previous metallurgical studies conducted in the preparation of the Dolores feasibility study have shown recoveries for gold of 90-95% and silver of 85-90% through conventional milling, flotation and leaching. Expected heap-leach recoveries are 72.25% for gold and 50.8% for silver and, consequently, the higher recoveries from ore processed through a mill could have a positive effect on the long-term Dolores economics.

A drill program using one diamond core rig and one reverse-circulation rig was initiated at Dolores in October 2009 to investigate mineralized targets including expansion of the East Dike mineralization, extension of the mineralization south of the current open pit mine and mineralization beneath the open pit that could be mined from underground.

La Bolsa Property

Step-out drilling in the first half of 2009 has encountered a significant new zone of gold and silver mineralization approximately 200 meters east of the current La Bolsa resource. These results represent a significant expansion of the mineralized zone at La Bolsa and additional drilling is underway to assess the extent and full potential of this newly discovered mineralization. Two core drill rigs are presently drilling infill and step-out holes to expand the current resource.

Drilling results from the 162 drill holes (78 reverse-circulation holes and 84 core holes) completed prior to September 2009 at the La Bolsa property have been incorporated into an updated resource model reported in a National Instrument 43-101 compliant technical report filed in October, 2009. This is the first NI 43-101 compliant resource for the La Bolsa property.

Minefinders has commenced a pre-feasibility study of the economic viability of a mine at the La Bolsa property. Results were initially expected to be available in a NI 43-101 compliant technical report by the end of 2009, however, in order to incorporate drill data from the new mineralized zone, results are now expected in the first quarter of 2010. The updated resource and subsequent drilling results will be used as the basis for construction of a reserve block model to be used in the study. The shallow dip of the majority of mineralization in close proximity to the surface and favourable metallurgical characteristics suggests a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Liquidity

During the third quarter, Minefinders completed a bought deal equity financing of 6,200,000 shares at CDN$10.65 per share for gross proceeds of CDN$66.0 million. Subsequent to September 30, 2009, the underwriters exercised their over-allotment option for the purchase of an additional 350,000 common shares of the Company at a price of CDN$10.65 per share for gross proceeds of CDN$3.7 million. The Company intends to use the net proceeds of the offering for debt repayment, continued development of the La Bolsa property, future expansion and mill construction at the Dolores Mine and general corporate purposes.

Excluding the proceeds from the exercise of the overallotment option subsequent to the end of the third quarter, the Company had working capital of $90.2 million and long term debt of $119.9 million at September 30, 2009.

With the proceeds from the recent financing and the commencement of commercial production at the Dolores Mine in May  2009, the Company meets its cash requirements from the net proceeds from the sale of gold and silver, working capital on hand and funds available through its revolving credit facilities.

Management’s Discussion & Analysis	3	Minefinders Corporation Ltd.

Estimated capital expenditures for the fourth quarter of 2009 total $4.5 million dollars and consist primarily of planned leach pad expansion and dam construction at the Dolores Mine. The Company plans to fund these expenditures with cash on hand and operating cash flow from the Dolores Mine.

Management acknowledges the recent volatility in gold and silver prices and the unprecedented disruptions in the credit and financial markets. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the cost of obtaining, capital and financing for operations should it be considered necessary.

In light of the current challenging market conditions, management is taking the prudent measure of reviewing planned capital and exploration expenditures, current and expected operating cash flows and debt repayment schedules to preserve cash resources where possible.

Subsequent Event

Subsequent to September 30, 2009, the Company reached a settlement with Ausenco International Pty Ltd. of Brisbane, Australia and a related company, Ausenco Americas LLC ( collectively "Ausenco") concerning the binding arbitration process reported by news release dated May 23, 2008. The settlement agreement resolves and terminates all other claims, causes of action, rights and other remedies that Minefinders and Ausenco have or may have against each other that were contemplated by the arbitration. See Note 11 to the Financial Statements for further discussion.

Summary Financial and Operating Performance(1)
In millions, except ounces, per share amounts, total cash costs and average realized prices.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Gold ounces sold	19,305	-	54,726	-
Silver ounces sold	349,248	-	992,161	-
Gold equivalent ounces sold(2)	24,689	-	69,545	-
Sales proceeds	$24.1	$-	$66.2	$-

Gold ounces produced	18,799	-	56,304	-
Silver ounces produced	318,818	-	1,021,253	-

Revenue	$24.1	$-	$47.4	$-
Net loss	$0.7	$6.8	$8.6	$20.0
Net loss per share	$0.01	$0.14	$0.15	$0.40
Cash flow provided by (used in) operating activities	$3.2	$(3.6)	$0.1	$(8.4)

Total cash cost per gold equivalent ounce sold(3)	$616	N/A	$558	N/A
Total cash cost per gold ounce sold, net of silver credit(3)	$513	N/A	$450	N/A
Average realized price per gold ounce sold	$974	N/A	$950	N/A
Average realized price per silver ounce sold	$15.18	N/A	$14.31	N/A

Management’s Discussion & Analysis	4	Minefinders Corporation Ltd.

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008

Cash and cash equivalents	$73.8	$21.4	$21.2	$26.0
Working capital	$90.2	$31.5	$25.8	$24.8
Long-term debt	$119.9	$118.3	$116.8	$115.4
Shareholders’ equity	$188.3	$132.3	$129.6	$135.8

(1)

Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the third quarter and in the nine-month period were estimated using a 65 to 1 silver to gold ratio and a 67 to 1 silver to gold ratio, respectively.

(3)

See the Non-GAAP Measure section on page 16.

Prior to the commencement of commercial production at the Dolores Mine, operating costs, net of incidental revenues, were capitalized as mine development costs. Accordingly, for the nine-month period, of the $66.2 million in sales proceeds, $47.4 million was recorded to revenue and $18.8 million was capitalized to mineral property, plant and equipment. In addition, operating costs incurred after the start of commercial production were charged to operations and operating costs incurred prior to commercial production were capitalized to mineral property, plant and equipment.

Production Results
Production Summary(1)

	Q3 2009	Q2 2009	Q1 2009	YTD 2009

Gold ounces produced	18,799	23,336	14,169	56,304
Silver ounces produced	318,878	419,946	282,429	1,021,253

Ore tonnes mined	1,280,402	1,844,948	1,814,154	4,939,504
Waste tonnes mined	4,749,709	4,741,054	4,888,558	14,379,321
Total tonnes mined	6,030,111	6,586,002	6,702,712	19,318,825
Strip ratio (waste to ore)	3.70	2.57	2.69	2.91

Ore tonnes stockpiled (removed from stockpile)	(14,620)	483,111	510,772	979,263

Ore tonnes stacked on the pad	1,278,791	1,373,935	1,272,577	3,925,303
Average gold grade per tonne stacked(2)	0.67	0.76	0.79	0.74
Average silver grade per tonne stacked(2)	18.07	20.77	27.08	21.93

(1) Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009. (2) Grams per tonne.

Gold and silver production decreased in the third quarter as compared to the second quarter of 2009 due to less ore tonnes stacked to the leach pad during the third quarter and a lower average grade per tonne stacked. The increase in gold and silver production from the first quarter of 2009 is due to the increase in the aggregate volume of ore under leach and the increase in time under leach.

Management’s Discussion & Analysis	5	Minefinders Corporation Ltd.

During the first and second quarter of 2009, the volume of ore mined exceeded crusher throughput and excess tonnes were stockpiled for future processing. During the third quarter, stockpiled tonnes were processed to supplement the reduction in mined ore tonnes realized from the north end of the pit. Stockpiled tonnes are expected to continue to be processed during the fourth quarter as a result of the transition from the north end of the pit to mining in the central dome area, where initial mining will include a higher initial strip ratio.

Ore tonnes crushed and stacked averaged approximately 14,000 tonnes per day in the third quarter of 2009, down from 15,000 tonnes per day in the second quarter and 14,100 tonnes per day in the first quarter of 2009. For the nine-month period, ore tonnes crushed and stacked averaged approximately 14,400 tonnes per day or 80% of the planned average ore throughput of 18,000 tonnes per day.

In addition to the federally mandated four-day shutdown due to the swine flu in May, crusher throughput has trended under plan in the nine month period primarily due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies. These issues persisted through the first and second quarters despite remediation efforts by Minefinders and the supplier. During the third quarter, a comprehensive assessment and repair was initiated. The required repairs further affected throughput in July and August with throughput during those two months averaging approximately 13,000 tonnes per day. However, subsequent to the repairs in July and August, average throughput in September and October 2009 increased to over 16,000 and 17,700 tonnes per day, respectively. The remaining screen repairs are scheduled for early 2010 and Minefinders expects crusher throughput to average plan rates during the fourth quarter of 2009 and forward.

In general, gold and silver grades mined in the nine month period are trending slightly below expectation, particularly with respect to silver. As estimated in the National Instrument 43-101 technical report dated March 25, 2008 (prepared by Gustavson and Associates of Denver, Colorado), the life of mine average grades at the Dolores Mine are 0.765 grams of gold per tonne and 39.7 grams of silver per tonne. Mining in the fourth quarter of 2008 and in 2009 was restricted to the north end of the open pit which is characterized by narrow structures with gold grades approximating the life of mine average and silver grades trending below the life of mine average. Silver grade of ore tonnes stacked to the leach pad is expected to increase significantly in the fourth quarter as mining commences in the higher grade central dome area of the deposit.

The delay in relocating the old Dolores village and associated delay in access to the higher grade phase 2 area of the pit necessitated mining in the relatively lower grade portions of phase 1 and phase 4 in the north end of the pit through the third quarter. The average gold and silver grade of tonnes stacked on the leach pad during the third quarter of 2009 was negatively affected by mining in low grade shallow portions of phase 4 in the north end of the pit during July and August, as well as rehandling of relatively low-grade stockpile material.  The grade of ore stacked to the leach pad increased in September as compared to July and August to 0.78 gpt gold and 18.5 gpt silver due to increasing gold grades with depth in phase 4.

Management’s Discussion & Analysis	6	Minefinders Corporation Ltd.

Financial Results
Sales and Operating Costs Summary(1)
In millions, except ounces, operating cash costs and total cash costs.

	Q3 2009	Q2 2009	Q1 2009	YTD 2009

Gold ounces sold	19,305	22,108	13,313	54,726
Silver ounces sold	349,248	369,532	273,381	992,161
Gold equivalent ounces sold(2)	24,689	27,704	17,152	69,545

Gold sales proceeds	$18.8	$20.7	$12.5	$52.0
Silver sales proceeds	$5.3	$5.3	$3.6	$14.2
Total sales proceeds	$24.1	$26.0	$16.1	$66.2

Revenue	$24.1	$23.3	$-	$47.4
Operating costs	$14.5	$12.3	$-	$26.8
Royalties	$0.7	$0.7	$-	$1.4

Operating cash cost per gold equivalent ounce sold(3)	$587	$527	$472	$535
Total cash cost per gold equivalent ounce sold(3)	$616	$552	$484	$558
Operating cash cost per gold ounce, net of silver credit(3)	$477	$421	$338	$420
Total cash cost per gold ounce, net of silver credit(3)	$513	$452	$353	$450

(1)

Reflects pre-commercial production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

(2)

Gold equivalent ounces sold includes gold ounces sold and silver ounces sold converted to a gold equivalent based on the ratio of actual realized gold price to actual realized silver price. Gold equivalent ounces sold in the third quarter and in the nine month period were estimated using a 65 to 1 silver to gold ratio and a 67 to 1 silver to gold ratio, respectively.

(3)

See the Non-GAAP Measure section on page 16.

Revenue

Revenue for the third quarter of 2009 and for the nine-month period is attributable to gold and silver sales made during commercial production, which commenced in May 2009. No revenue was recorded to the statement of operations for periods prior to May 1, 2009. Sales volume for the third quarter of 2009 was 19,305 ounces of gold at a realized price of $974 per ounce and 349,248 ounces of silver at a realized price of $15.18 per ounce. Sales volume for May through September 2009 was 39,095 ounces of gold at a realized price of $958 per ounce and 674,651 ounces of silver at a realized price of $14.71 per ounce.

Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, fluctuation of the United States dollar against other major currencies and certain other factors. It is not possible to accurately forecast the trends of gold and silver prices and their impact on future results from operations. The Company does not engage in any hedging to reduce its exposure to commodity risk.

Gold and silver prices below are the P.M. fix as published by the London Bullion Market Association:

Management’s Discussion & Analysis	7	Minefinders Corporation Ltd.

		Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008

Gold	End of quarter	$995.75	$934.50	$916.50	$869.75	$884.50
	Quarter high	$1,018.50	$981.75	$989.00	$903.50	$986.00
	Quarter low	$908.50	$870.25	$810.00	$712.50	$740.75
	Average	$960.00	$922.18	$905.36	$794.52	$871.60
Silver	End of quarter	$16.45	$13.94	$13.11	$10.79	$12.96
	Quarter high	$17.38	$15.97	$14.39	$12.28	$19.30
	Quarter low	$12.47	$11.98	$10.51	$8.88	$10.66
	Average	$14.69	$13.76	$12.60	$10.20	$15.09

Operating Expenses (1) In millions, except ounces and per tonne amounts.

	Q3 2009	Q2 2009	Q1 2009	YTD 2009
Total mining costs	$6.6	$7.1	$5.8	$19.5
Total processing costs	5.2	5.7	4.2	15.1
Total mine general and administrative costs	3.6	3.6	2.1	9.3
Change in inventory	(0.9)	(1.8)	(4.0)	(6.7)
Total operating expenses	$14.5	$14.6	$8.1	$37.2
Mining cost per tonne mined (ore and waste)	$1.09	$1.08	$0.87	$1.01
Mining cost per ore tonne mined	$5.15	$3.85	$3.20	$3.95
Processing cost per ore tonne stacked	$4.07	$4.15	$3.30	$3.85
Mine general and administrative
cost per ore tonne stacked	$2.82	$2.62	$1.65	$2.37
Total period cost per ore tonne stacked	$12.04	$10.62	$8.15	$10.17

(1)

Reflects pre-commerical production from January 1, 2009 to April 30, 2009 and commercial operations effective May 1, 2009.

Operating expenses recorded to the statement of operations for the three and nine months ended September 30, 2009 represent operating expenses attributable to gold and silver sales made during commercial production, which commenced in May 2009. No operating costs were recorded to the statement of operations for periods prior to May 1, 2009.

Mining cost per tonne of ore and waste mined was $1.09 in the third quarter and $1.01 for the nine-month period. Mining cost per tonne in the second and third quarter of 2009 increased from the first quarter of 2009 due to timing of maintenance activities, stockpile re-handle costs and inefficiencies associated with mining in the narrow north end of the pit. Mining cost per tonne of ore mined was $5.15 in the third quarter and $3.95 for the nine-month period. Mining cost per tonne of ore in the third quarter of 2009 increased from the second and first quarter of 2009 primarily as a result of a higher average production strip ratio realized during the third quarter.

Processing costs include operating and maintenance costs associated with the crushing, stacking, and leaching of ore and gold and silver recovery in the Merrill Crowe plant. Processing cost per tonne of ore stacked was $4.07 in the third quarter of 2009 and $3.85 for the nine-month period. Processing cost per tonne in the second and third quarter of 2009 increased from the first quarter of 2009 due primarily to higher maintenance costs associated with the third tertiary screen. Processing cost per tonne stacked during 2009 has been negatively affected by the lower than plan crusher throughput due to fabrication issues with one of the three tertiary screens and other less significant commissioning deficiencies as previously noted. Processing cost per tonne stacked is expected to decrease with the increasing crusher throughput and lower maintenance costs.

Management’s Discussion & Analysis	8	Minefinders Corporation Ltd.

Mine general and administrative cost per tonne of ore stacked was $2.82 in the third quarter and $2.37 for the nine-month period. Mine general and administrative cost per tonne in the second and third quarter of 2009 increased from the first quarter of 2009 due primarily to community relations and other costs associated with the relocation of the old Dolores village.

Mine general and administrative cost per tonne of ore stacked during 2009 has also been negatively affected by the lower than plan crusher throughput during the year. Mine general and administrative cost per tonne stacked is expected to decrease with the increasing crusher throughput and the completion of the Dolores village relocation.

The change in inventory included in operating expenses represents the net build or relief of ore stockpiles, work in process and finished goods inventory charged to operations during the period.

Cash operating cost per gold equivalent ounce sold was $587 in the third quarter of 2009, an increase from a cash operating cost of $527 per gold-equivalent ounce sold in the second quarter of 2009 and $472 per gold-equivalent ounce sold in the first quarter of 2009. The sequential increase in cash operating cost per ounce is due to the increase in per ore tonne operating costs, a decrease in the gold and silver grade of ore stacked to the pad and the effect of inventory adjustments. Minefinders expects the operating cash cost per ounce to decrease as higher-cost in-process inventory is produced and sold and per ore tonne costs decrease as a result of increased crusher throughput and lower operating costs.

Royalties

Production from the Dolores Mine is subject to underlying net smelter return royalties totalling 3.25% on gold and 2% on silver. These royalties are payable to Royal Gold Inc. and were effective in full as of May 1, 2009 on the commencement of commercial production at the Dolores Mine. Pre-commercial production royalties have been capitalized to mineral property, plant and equipment in compliance with the Company’s accounting policy. Accordingly, royalties for the nine-month period represent royalties attributable to gold and silver sales starting in May 2009.

Royalties in the third quarter and for the nine-month period were $0.7 million and $1.6 million, respectively, and are attributable to the same volumes noted above for revenue and operating expenses. Royalties represent a cash cost of $29 per gold equivalent ounce sold during the third quarter and $23 per gold equivalent ounce sold during the May through September commercially producing period.

Amortization and Depletion

Amortization and depletion in the third quarter increased to $3.6 million in 2009 from $0.1 million in 2008. In the nine-month period, amortization and depletion increased to $6.9 million in 2009 from $0.3 million in 2008. The increase is due to the commencement of commercial production at the Dolores Mine.

Accretion of Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to September 30, 2009 to be $2.4 million. Accretion expense, which represents the increase in the asset retirement obligation liability due to the passage of time, was negligible in the third quarter of 2009 and the comparable quarter a year earlier. For each of the nine-month periods in 2009 and 2008, accretion expense was less than $0.2 million.

Management’s Discussion & Analysis	9	Minefinders Corporation Ltd.

Exploration

Exploration expense in the third quarter was $1.7 million in 2009, up from $1.3 million in the third quarter of 2008. Exploration expense in nine-month period of 2009 was $3.2 million, down from $4.4 million a year earlier.

Exploration drilling in 2009 has been focused on the La Bolsa property and the assessment of the viability and projected returns from construction of a mining operation at La Bolsa. Preparation of a pre-feasibility study on the La Bolsa property commenced during the second quarter. A National Instrument 43-101 compliant updated resource for La Bolsa was reported during the third quarter and an associated technical report was filed on SEDAR on October 21, 2009.

Additionally, Minefinders continued to acquire surface and mineral rights within four project/target areas in the Sierra Madre of northern Mexico in conjunction with continued reconnaissance, evaluation, and detailed sampling and mapping. Over 120,000 hectares of mineral rights within the state of Sonora, Mexico are currently controlled by the Company. Minefinders also is also reviewing other advanced opportunities throughout Mexico.

Corporate Administration

Corporate administration expense in the third quarter of 2009 was $2.1 million compared with $2.3 million in the third quarter of 2008. Corporate administration expense in the nine-month period of 2009 was $6.1 million, up from $5.9 million a year earlier. Corporate administration costs have generally increased as a result of the expansion of the corporate offices through the transition to commercial production at Dolores. Contributing to the increase is higher corporate compensation, travel, and other general and administrative expenses.  However, in both 2009 and 2008, the Company realized higher than typical legal costs that are not expected to be recurring. Legal and other costs associated with the binding arbitration and subsequent settlement were $0.7 million in the third quarter of 2009 compared with a negligible amount in the third quarter of 2008.  Legal and other costs associated with the arbitration totalled $1.2 million in the nine-month period, compared with a negligible amount in the same period in 2008.  Corporate legal and other costs primarily associated with community relations activities were $0.2 million for the third quarter of 2009, down from $0.7 million in the third quarter of 2008.  These costs were $0.5 million for the nine-month period of 2009 compared with $1.2 million for the same period in 2008.

Stock Option Compensation

The Company recognized no stock based compensation during the third quarter of 2009.  For the nine-month period ended September 30, 2009, the Company recognized $3.4 million of stock based compensation expense, all of which was charged to operations. This represented a decrease from $3.7 million for the nine-month period of 2008, of which $2.8 million was charged to operations and $0.9 million was capitalized to mineral property, plant and equipment.

Interest and Other Income

Interest income was negligible in the third quarter of 2009 and 2008.  For the nine-month period ended September 30, 2009, interest income was $0.2 million, down from $0.6 million in the nine-month period of 2008. The decrease in both periods is a result of lower consolidated average interest rates during the period and lower value added tax outstanding in Mexico.

Interest Expense and Financing Fees

Interest is paid on the 4.5% convertible notes issued in October of 2006 and the balance outstanding on the revolving credit facility with Scotia Capital. As a result of lower average interest rates on the revolving credit facility, $1.4 million of interest expense and financing fees were incurred on the convertible notes and revolving credit facility in the third quarter of 2009, down from $1.5 million incurred in the third quarter of 2008. For the nine-months ended September 30, 2009, interest and financing fees were $4.4 million up from $3.7 million in the nine-month period of 2008. The increase in interest expense and financing fees is due primarily to a higher average balance outstanding on the credit facility in the first nine months of 2009 as compared to 2008.

Management’s Discussion & Analysis	10	Minefinders Corporation Ltd.

Accretion of Convertible Note Discount

Minefinders has unsecured senior convertible notes outstanding with a face value of $85 million with an interest rate of 4.5% maturing on December 15, 2011 (the “Notes”). The Notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27.4 million) which is classified as an equity component. As a result, the recorded liability to repay the Notes is lower than its face value. The difference between the carrying value and the face value of $15.1 million, characterized as the note discount, is charged to operations and added to the liability over the term of the notes using the effective interest rate of 14.26%. Accretion of the convertible note discount was $1.5 million in the third quarter of 2009 up from $1.4 million in the third quarter of 2008. For the nine-month period ended September 30, 2009, accretion of the convertible note discount was $4.5 million, up from $4.1 million a year earlier.

Foreign Exchange Gain and Loss

Minefinders recorded a foreign exchange gain of $0.8 million in the third quarter of 2009, up from a loss of $0.3 million in 2008.  For the nine-month period ended September 30, 2009, Minefinders recorded a foreign exchange gain of $0.7 million compared with a foreign exchange gain of $0.5 million in the nine-month period of 2008. The foreign exchange gain in the third quarter and nine month period resulted from the increasing value of the Canadian dollar against the US dollar applicable to the Company’s Canadian dollar cash balances and receivables.

Selected Quarterly Information
The following table presents selected unaudited quarterly results of operations in accordance with Canadian GAAP for each of the last eight quarters:
In millions, except ounces and per share amounts.

	Sept 30, 2009	June 30, 2009	Mar 31, 2009	Dec 31, 2008	Sept 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007

Gold ounces sold	19,305	22,108	13,313	2,440	-	-	-	-
Silver ounces sold	349,248	369,532	273,381	42,800	-	-	-	-
Revenue	$24.1	$23.3	$-	$-	$-	$-	$-	$-
Operating costs	$14.5	$12.3	$-	$-	$-	$-	$-	$-
Royalties	$0.7	$0.7	$-	$-	$-	$-	$-	$-
Exploration	$1.7	$0.9	$0.6	$1.0	$1.3	$1.6	$1.5	$2.0
Corporate administration	$2.1	$1.7	$2.3	$2.8	$2.3	$1.6	$2.0	$2.1
Net loss	$0.7	$1.8	$6.2	$9.0	$6.8	$7.7	$5.6	$7.1
Loss per share – basic and diluted	$0.01	$0.03	$0.10	$0.18	$0.14	$0.15	$0.11	$0.14

Prior to May 1, 2009, the Company was not engaged in commercial operations at the Dolores Mine. Accordingly, variances in its quarterly results are not affected by sales or production-related factors prior to the second quarter of 2009. Prior to May 1, 2009, variances in results by quarter reflect overall corporate activity and factors which do not necessarily recur each quarter, such as charges for stock-based compensation when options are granted, interest income on fluctuating cash balances, and exploration drill programs.

Management’s Discussion & Analysis	11	Minefinders Corporation Ltd.

Capital Resources and Liquidity
Working Capital

At September 30, 2009, the Company had $73.8 million in cash and cash equivalents, up from $26.0 million as at December 31, 2008 and working capital of $90.2 million up from $24.8 million as at December 31, 2008. The primary reason for the increase in working capital was the completion of a bought deal financing in September 2009 for net proceeds of $56.7 million and a $11.4 million increase in inventory primarily reflecting the increase in gold and silver in-process inventory ahead of steady-state production.

Accounts receivable as of September 30, 2009 totalled $2.9 million, down from $4.3 million as at December 31, 2008. Of the September 30, 2009 receivables, $2.4 million represents value added tax (“VAT”) paid by Minefinders on goods and services in Mexico and is refundable from the Mexican tax authorities.

Cash Flow

Cash flow provided by operations in the third quarter of 2009 increased to $3.2 million, up from $3.7 million used in the three months ended September 30, 2008. The increase is due to the commencement of commercial production at the Dolores Mine with proceeds of gold and silver sales, net of cash operating costs, contributing positively to operating cash flow.

Cash flow provided by operations in the nine-month period in 2009 was $0.1 million, up from $8.4 million used in the same period in 2008. The increase is due to the commencement of commercial production at the Dolores Mine during the second quarter of 2009.

Cash flow used in investments in the third quarter of 2009 was $2.8 million, down from $19.5 million for the same period of 2008, mainly because of the winding down of construction and commissioning activities at Dolores in the current period. The third quarter 2009 total consisted of $2.8 million invested primarily in the construction of a bypass road associated with the relocation of the old Dolores village, and pre-stripping of the phase 2 central dome area of the deposit. The $19.5 million used in investments a year earlier primarily represented the significant investment required to develop the Dolores Mine.

Cash flow used in investments was $1.2 million in the nine-month period in 2009 as compared to $55.1 million used in investing activities in the same period of 2008. Once again the change was due to the wind-down and completion of construction activities at Dolores. The total for the nine-months ended September 30, 2009 consisted of $19.5 million invested in the commissioning of the Dolores Mine and in pre-commercial production operating activities, in addition to investments in the leach pad expansion, village relocation, bypass road construction, and pre-stripping activities. This was substantially offset by $18.8 million in pre-commercial production sales proceeds.

Cash flows from financing in the third quarter of 2009 provided $51.2 million compared to $22.1 million provided by financing activities in 2008. Cash flows provided by financing in the nine-month period were $47.7 million compared to $45.3 million provided by financing activities in 2008. In the third quarter and nine-month period of 2009, the Company was repaying the revolving line of credit. The net repayment in the nine-month period was $10.0 million. These debt re-payments were more than offset by the proceeds from the bought deal financing completed in September, 2009. In the third quarter and nine-month period of 2008, Minefinders was drawing down on the revolving line of credit to construct and commission the Dolores Mine.

Long-Term Debt

At September 30, 2009 $50 million was outstanding on our $60 million credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia (“BNS”). During the nine-month period ended September 30, 2009, the Company repaid $10 million on the credit facility. These repayments reduced the outstanding balance from $60 million at December 31, 2008.  Subsequent to September 30, 2009, the Company repaid an additional $31.5 million on the facility, reducing the balance outstanding to $18.5 million. Under the terms of the credit facility, the Company must repay the remaining $18.5 million by December 2010.

Management’s Discussion & Analysis	12	Minefinders Corporation Ltd.

The credit facility is secured by a pledge of the Company’s shares in its US, Mexican and Barbados subsidiaries and by physical assets at the Dolores Mine.

Contractual Obligations and Commitments
A summary of the Company’s contractual obligations and commitments, net of deposits and prepayments, as at September 30, 2009 is as follows:

	Payments Due by Period (in millions)
		Less Than One Year			After 5 Years
Contractual Obligations	Total		1-3 Years	4-5 Years
Long-term debt obligations (1)	$96.4	$3.8	$92.6	$-	$-
Bank debt (2)	$50.0	$0.0	$50.0	$-	$-
Operating leases (3)	$0.3	$0.1	$0.2	$-	$-
Asset retirement obligation (4)	$6.6	$-	$-	$-	$6.6

Total	$153.7	$4.3	$142.8	$-	$6.6

(1)

In October 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(2)

Revolving term credit facility.  Does not include payments of interest.

(3)

Includes existing leases without extensions.

(4)

Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Share Capital Transactions

During the third quarter of 2009, 3,500 shares of the Company were issued on the exercise of stock options (2008 - 10,000 shares) for net proceeds of $0.02 million (2008 - $0.1 million). In the nine-month period, 209,576 shares of the Company were issued on the exercise of stock options (2008 - 269,432 shares) for net proceeds of $1.1 million (2008 - $2.2 million).

In September, 2009, pursuant to an equity financing, the Company issued 6,200,000 common shares for net proceeds of $56.7 million. Subsequent to September 30, 2009, the underwriters exercised an over-allotment option for an additional 350,000 common shares for net proceeds of $3.3 million.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, convertible notes and the balance outstanding on the credit facility.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk, and market risk. Credit risk exposure is limited through maintaining cash and cash equivalents with high-credit quality financial institutions and instruments. To monitor liquidity risk, the Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents and available cash under the credit facility. Market risks include foreign currency risk, interest rate risk, and commodity price risk.

The Company manages its foreign currency risk by adjusting balances in currencies other than the US dollar from time to time. The Company has certain commitments to acquire assets at prices denominated in foreign currencies and it incurs certain costs denominated in foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in US funds, if it believes it is prudent to do so. At September 30, 2009 the Company had $13.0 million in US dollar denominated bank deposits, US$60.3 million in Canadian dollar denominated bank deposits and US$0.5 million in Mexican peso denominated bank deposits.

Management’s Discussion & Analysis	13	Minefinders Corporation Ltd.

Interest rate risk relates primarily to the floating rate to which the outstanding balance on the credit facility is subject. The convertible debt is not subject to interest rate risk given its fixed rate of 4.5% per annum. The Company is subject to commodity price risk given that the prices of gold and silver fluctuate widely and are affected by numerous factors outside the Company’s control. Proceeds from the sale of gold and silver are directly affected by the price of gold and silver.

Outstanding Share Data
As at November 5, 2009 there were:
• 65,767,032 common shares issued and outstanding • 82.1 million common shares fully diluted, including:

-

3,954,500 stock options outstanding with exercise prices ranging between CDN$5.64 and CDN$12.46 per share, all of which are vested;

-

4,599,500 share purchase warrants outstanding with an exercise price of CDN$5.00 per share, all of which are vested; and

-

7,812,500 common shares that can be converted from convertible notes totalling $85 million. The notes are convertible at a rate of 91.9118 per $1,000 principal amount of notes, subject to adjustment.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 12 to the Financial Statements).

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.
Changes in Accounting Policies

Effective January 1, 2009, the Company adopted the Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets. Adoption of this standard had no effect on the interim consolidated financial statements.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company recognizes revenue in the statement of operations. Revenue is earned primarily from the sale of gold and silver. Revenue from the sale of gold and silver is recognized when the quantity of metal sold and the sales price are fixed, title has passed to the purchaser and collection is reasonably assured.

Effective May 1, 2009, with the commencement of commercial production at the Dolores Mine, the Company has incurred costs during the production phase to remove overburden and other mine waste material in order to access the ore body (“stripping costs”). During the production phase of the a mine, stripping costs are accounted for as variable production costs and included in the cost of inventory during the period except for stripping costs incurred to provide access to sources of reserves that will be produced in future periods that would not otherwise have been accessible which are capitalized to the mineral property. Capitalized stripping costs incurred during the production phase are depleted on a unit-of-production basis over the reserves that directly benefit from the specific stripping activity.

Management’s Discussion & Analysis	14	Minefinders Corporation Ltd.

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS from Canadian GAAP may materially affect the Company’s reported financial position and results of operations and will affect the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also affect business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the effect of the transition to IFRS on its financial reporting, systems and business activities and ensuring the appropriate personnel resources and training are in place to ensure an efficient transition.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company records the cost of crushed ore, ore on leach pads, and material in the process of being converted to a saleable product (gold and silver doré) as work in process inventory and values work in process inventory at the lower of average production cost and net realizable value. These costs are removed from work in process inventory based on the ounces of gold and silver produced. The assumptions used in the valuation of work in process inventory include estimates of gold and silver contained in the crushed ore and ore on the leach pads, assumptions of the amounts of gold and silver that are expected to be recovered from crushed ore and ore on the leach pads, estimates of the amounts of gold and silver in the recovery circuit and assumptions of the gold and silver prices expected to be realized when the gold and silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company might be required to write-down the recorded value of work in process inventory.

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Pre-commercial operating costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue.

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Management’s Discussion & Analysis	15	Minefinders Corporation Ltd.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company’s liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion feature and it is not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm’s-length transaction.

The Company follows accounting guidelines in determining the value of stock option compensation. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company’s share price in the expected hold period (using historical volatility as a reference). Given the method for calculating fair value, the fact that there is no market for the options and they are not transferable, the resulting calculated value is an estimate and not necessarily the value which the holder of the option could receive in an arm’s-length transaction.

Non-GAAP Measures

This MD&A includes non-GAAP performance measures of “operating cash cost per ounce” and “total cash cost per ounce”. Operating and total cash cost per ounce have been determined by the Company on a sales basis. Operating and total cash cost per ounce is a measure typically reported by mining companies but is a non-GAAP measure without standardized meaning. The Company follows the Gold Institute standard in determining operating and total cash cost per ounce. This information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Management’s Discussion & Analysis	16	Minefinders Corporation Ltd.

Reconciliation of Operating and Total Cash Costs to Financial Statements

		Q3 2009	Q2 2009	Q1 2009	YTD 2009

Operating Cash Costs
	Operating costs per financial statements	14.5	12.3	-	26.8
Add	Pre-commercial operating costs capitalized to mineral property plant and equipment	0.0	2.3	8.1	10.4
	Total period operating cash costs	14.5	14.6	8.1	37.2
Divided by	Gold equivalent ounces sold	24,689	27,704	17,152	69,545

	Operating cash cost per gold equivalent ounce sold	587	527	472	535

Total Cash Costs
	Total period operating cash costs	14.5	14.6	8.1	37.2
Add	Royalties	0.7	0.7	-	1.4
Add	Pre-commercial royalties capitalized to mineral property, plant and equipment	0.0	0.0	0.2	0.2
	Total cash costs	15.2	15.3	8.3	38.8
Divided by	Gold equivalent ounces sold	24,689	27,704	17,152	69,545

	Total cash cost per gold equivalent ounce sold	616	552	484	558

Operating Cash Costs, Net of Silver Credit
	Total period operating cash costs	14.5	14.6	8.1	37.2
Less	Proceeds from silver sales	(5.3)	(5.3)	(3.6)	(14.2)
	Total period operating cash costs, net of silver sales	9.2	9.3	4.5	23.0
Divided by	Gold ounces sold	19,305	22,108	13,313	54,726

	Operating cash cost per gold ounce sold	477	421	338	420

Total Cash Costs, Net of Silver Credit
	Total cash costs	15.2	15.3	8.3	38.8
Less	Proceeds from silver sales	(5.3)	(5.3)	(3.6)	(14.2)
	Total cash costs, net of silver sales	9.9	10.0	4.7	24.6
Divided by	Gold ounces sold	19,305	22,108	13,313	54,726

	Total cash cost per gold ounce sold	513	452	353	450

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements except for contractual obligations tabled above.
Related Party Transactions
There were no related party transactions in the quarter or nine-month period ended September 30, 2009.

Management’s Discussion & Analysis	17	Minefinders Corporation Ltd.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported accurately and on a timely basis.

Changes in Internal Controls Over Financial Reporting

There has been no change in the Company's internal control over financial reporting during the Company's period ended September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risks and Uncertainties

This MD&A contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 which is incorporated by reference herein and available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Minefinders does not undertake to update any forward-looking statements that are incorporated by reference, except in accordance with applicable securities laws.

Management’s Discussion & Analysis	18	Minefinders Corporation Ltd.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report and in the Company’s Annual Information Form concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject only to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Management’s Discussion & Analysis	19	Minefinders Corporation Ltd.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Mark H. Bailey, Chief Executive Officer of Minefinders Corporation Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Minefinders Corporation Ltd. (the "issuer") for the interim period ended September 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2  N/A

5.3  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 9, 2009

“Mark H. Bailey”______

Mark H. Bailey

Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Minefinders Corporation Ltd. (the "issuer") for the interim period ended September 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1

Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2  N/A

5.3  N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 9, 2009

“Greg D. Smith”______

Greg D. Smith

Chief Financial Officer